SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

PLANETLINK COMMUNICATIONS, INC.
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

72705B102
(CUSIP Number)

Pluginz, LLC
228 Hamilton Avenue, Third Floor
Palo Alto, California 94303
 (Name, Address and Telephone Number of Company
Authorized to Receive Notices and Communications)

October 23, 2007
(Date of Event which Requires Filing of this Statement)

If the filing Company has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d(f), or 240.13d(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

1	NAME OF REPORTING COMPANY S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE COMPANY Pluginz, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) See Item 2, below.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING COMPANY WITH	7	SOLE VOTING POWER 1,700,000,000 as of October 23, 2007
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING COMPANY 1,700,000,000 as of October 23, 2007
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.85% See, Item 2, below
14	TYPE OF REPORTING COMPANY (SEE INSTRUCTIONS) __

Item 1.   Security and Issuer.

This statement relates to the common stock of Planetlink Communications, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 1415 Bookhout Drive, Cumming, Georgia 30041.

Item 2.   Identity and Background.

Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D is hereby filed by Pluginz, LLC, a California limited liability company (the “Reporting Person”).  The Reporting Person’s business address is 228 Hamilton Avenue, Third Floor, Palo Alto, California 94303.  The shares which are the subject of this Schedule 13D are evidenced by certificates in the name of the Reporting Person.

During the last five years, the Reporting Person (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (b) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On October 23, 2007, the Reporting Person was issued the Issuer’s promissory note for $75,000.00 and 1,700,000,000 shares of common stock, pursuant to a Stock Purchase Agreement between the Issuer, Pluginz, Inc., Plugin Stores, Inc., Planettraks, Inc. and the Reporting Person.  In consideration for the promissory note and common stock of the Issuer, the Reporting Person sold to Planettraks Inc., a Nevada corporation, a wholly-owned subsidiary of the Issuer, all of the capital stock that the Reporting Person owned in Pluginz Inc., a Florida corporation, and Plugin Stores, Inc., a Delaware corporation.

A copy of the Stock Purchase Agreement was attached as an exhibit to the Issuer’s Form 8-K filed on October 19, 2007 with Securities and Exchange Commission.

The Issuer has 2,793,683,760 shares of common stock outsanding.  The Reporting Person’s 1,700,000,000 shares of common stock represent 60.85% of the outstanding common stock of the Issuer.  However, the Issuer has 2,583,334 shares of preferred stock outstanding, each are entiled to 500:1 voting rights, which equate to the right to vote 1,291,667,000 shares of the Issuer’s common stock, or 31.62% of 4,085,350,760 shares of the Issuer’s common stock after taking into account the 500:1 voting rights.  Other than the shares owned by the Reporting Person, the Issuer has an additional 1,093,683,760 shares of common stock outstanding, which equal 26.77% of the outstanding shares of common stock.  Therefore, after considering the 500:1 voting rights of the Issuer’s preferred stock, the Reporting Person has voting rights equal to 41.61% of the common stock of the Issuer.  Given the fact that the preferred stock of the Issuer is held by only three parties, the Reporting Person does not have control.

Item 3.   Source and Amount of Funds or Other Consideration.

See Item 2, above.

Item 4.   Purpose of Transaction.

The Reporting Person acquired its interest in the Issuer solely for investment purposes.  In such capacities, the Reporting Person has the power of influencing the management of the Issuer as to various business and corporate matters.

Other than as stated herein or in the filings of the Issuer, the Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

1.	The acquisition by any Company of additional securities of the Issuer, or the disposition of securities of the Issuer;

2.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

3.	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

4.	Any material change in the present capitalization or dividend policy of the Issuer;

5.	Any other material change in the Issuer’s business or corporate structure;

6.	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any Company;

7.
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

8.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

9.	Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

The Reporting Person may be deemed to be the beneficial owner of 1,700,000,000 shares of the common stock of the Issuer, which constitute approximately 45.96% percent of the outstanding shares of the common stock of the Issuer.  The Reporting Person has the power to vote and to dispose of all shares of the common stock of the Issuer owned by him directly.

Other than the transactions described in Items 3 and 4 above, there have been no transactions in the common stock of the Issuer by the Reporting Person during the last 60 days.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as stated herein, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other company with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another company voting power or investment power over the securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2007

PLUGINZ, LLC

By
Robert Lott, Manager